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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12B-25

                          Notification of Late Filing
                         Commission File Number 0-15472

(Check one):   ( ) Form 10-K    ( ) Form 11-K    ( ) Form 20-F  (X) Form 10-Q
( ) Form N-SAR

For period ended:    September 30, 2001

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Environmental Power Corporation
Full name of Registrant

Former name if applicable

500 Market Street, Suite 1E
Address of principal executive office (Street and Number)

Portsmouth, New Hampshire 03801
City, State and Zip Code

PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F,
[X] 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Delay is due to the relocation of the accounting function of Microgy Cogeneration Systems, Inc. ("Microgy"), from Bolder, CO to Portsmouth, NH and its integration into Environmental Power Corp.'s accounting department. Registrant is unable to timely file its Form 10-Q without unreasonable effort and expense.


             CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The statements contained in this Form 12b-25 include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). When used in this Form 12b-25 and in future filings by the Registrant with the Securities and Exchange Commission, in the Registrant's press releases, presentations to stockholders, securities analysts or investors, or in oral statements made by or with the approval of an executive officer of the Registrant, the words or phrases "believes," "may," "will likely result," "estimates," "projects," "anticipates," "expects" or similar expressions and variations thereof are intended to identify such forward-looking statements. Any forward-looking statement involves risks and uncertainties that may have a material adverse effect on the business, results of operations, financial condition or prospects, financial or other, of the Registrant and may cause the Registrant's actual results to differ materially from historical results or the results discussed in the forward-looking statements.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Martin Zelbow               (603)         431-1780
(Name)                    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              (x) Yes        ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              (x) Yes        ( ) No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant has not determined the results for the quarter ended September 30, 2001. However, such results will include the Microgy acquisition and Microgy's loss from operations from July 23, 2001 through September 30, 2001.
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                        ENVIRONMENTAL POWER CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      November 14, 2001       By: /s/ Martin Zelbow
                                      -----------------------------------
                                        Martin Zelbow
                                        Interim Chief Financial Officer